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WRITER’S DIRECT DIAL NUMBER: (202) 508-4732

October 9, 2014

VIA EDGAR

Ms. Stephanie Hui

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Preliminary Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934
	Filing Date:	September 30, 2014

Dear Ms. Hui:

This letter is in response to oral comments provided to the undersigned by Ms. Stephanie Hui of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on October 7, 2014, regarding the preliminary information statement pursuant to Schedule 14(c) of the Securities Exchange Act of 1934, as amended (the “Information Statement”) of the Sterling Capital Funds (the “Trust” or the “Registrant”) with respect to its series, Sterling Capital Long/Short Equity Fund (the “Fund”), filed on September 30, 2014. The Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected in a definitive information statement, which will be filed on or after October 9, 2014.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Information Statement and that Staff comments or changes in response to Staff comments with respect to the Trust’s Information Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between the Trust and the Commission with respect to the Information Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Comment 1:	Under the heading “Emancipation Capital, LLC and the New Subadvisory Agreement,” please add disclosure indicating that the previous subadvisory agreement with Sanborn Kilcollin Partners, LLC was approved pursuant to the Fund’s manager-of-managers exemptive relief and that shareholders were notified of such approval, if applicable.

Response:	The subadvisory agreement with Sanborn Kilcollin Partners, LLC was approved by the initial shareholder of the Fund in connection with the Fund’s launch on December 12, 2013. Accordingly, the Fund respectfully declines to add the requested disclosure.

Comment 2:	In the section titled “Board of Trustees’ Recommendations,” please provide additional clarification regarding (i) the types of investment products that Emancipation Capital, LLC currently manages and (ii) the meaning of the reference to “stand-alone investment products comparable to the Fund.”

Response:	The relevant paragraph has been revised and now reads as follows:

“The Trustees considered Emancipation Capital’s performance record managing a similar strategy to what it will provide for the Fund, although noted that different investment restrictions, cash flows and other factors could lead to divergent future performance. The Trustees concluded that the Subadvisor possesses the personnel and resources capable of producing attractive and competitive returns for the Fund.”

If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.

Sincerely,

/s/ Molly Moore

Molly Moore

cc:	Thomas Hiller, Esq.
Jennifer Thompson, Esq.